Eversheds Sutherland (US) LLP
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stephanihildebrandt@eversheds-sutherland.com

August 19, 2022

Daniel Greenspan, Senior Counsel

Ken Ellington, Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Stellus Capital Investment Corporation

Registration Statement on Form N-2

Dear Messrs. Greenspan and Ellington:

On behalf of Stellus Capital Investment Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on June 30, 2022 and July 20, 2022 regarding the Company’s registration statement on Form N-2 (as amended, the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed with the SEC on June 17, 2022. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

ACCOUNTING COMMENTS

Form 10-K

1.	Footnote 6 to the Fees and Expenses table on page 160 of the Company’s Form 10-K, filed with the SEC on March 1, 2022 (the “Form 10-K”) states that the base management fee of 4.80% is reflected in the table; however, the line item for the “Base Management Fee” states that the fee is 5.12%. Please provide an explanation for the discrepancy or revise the table.

Response: The Company respectfully advises the Staff that the amount of the base management fee listed in the table is the correct amount. The Company has included an updated Fees and Expenses table in the quarterly report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 3, 2022, that corrects and updates the footnotes to the Fees and Expenses table included in the 10-Q. The Company further notes that it does not intend to file an amendment to the Company’s Form 10-K to correct the error in the Footnote 6 to the table because the Company does not believe that the error is material. Further, the Company undertakes to ensure that any prospectus supplement filed in connection with a future offering under the Registration Statement will be updated to include the correct amounts in the Fees and Expenses table, including in the “Base Management Fee” line item.

2.	The example to the Fees and Expenses table in the Form 10-K assumes a 5% annual return resulting entirely from net realized capital gains (all of which is subject to the Company’s incentive fee on capital gains) are lower than the amounts assuming a 5% annual return, none of which is subject to capital gains. Please confirm the calculation is correct and explain how the examples were calculated or revise.

Daniel Greenspan, Senior Counsel
Ken Ellington, Staff Accountant
August 19, 2022
Page 2

Response: The Company respectfully advises the Staff that the amounts included in the two line items of the example to the Fees and Expenses table included in the Form 10-K were inadvertently transposed. As noted above in response to Comment 1, the Company has included an updated Fees and Expenses table in the quarterly report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 3, 2022, that corrects and updates the example to the Fees and Expenses table.

PROSPECTUS

3.	Please confirm whether or not any loans in which the Company invests in are covenant lite loans, the extent to which the Company invests in covenant lite loans and whether the risks are adequately disclosed in the prospectus.

Response: The Company respectfully advises the Staff that it does not generally invest in covenant lite loans and it believes that its disclosure regarding the risks related to its investments is adequate.

LEGAL COMMENTS

PROSPECTUS

1.	On page 1 of the Prospectus, the Company includes a statement that “We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports.” Please note that you are responsible for the entire contents of the Registration Statement. As such, please revise the disclosure to clarify that you are liable for such information.

Response: The Company respectfully advises the Staff that it has revised the disclosure in the Prospectus in response to the Staff’s comment.

2.	On page 8 of the Prospectus, the Company includes language incorporating by reference additional information regarding Company’s financial highlights from Company’ most recent annual report on the Form 10-K and Company’s most recent quarterly report on the Form 10-Q. At the same time, the Company has included the financial highlights for the last ten years as required by Form N-2. As such, there is no additional information regarding financial highlights that needs to be incorporated by reference from the Company’ most recent annual report on the Form 10-K and the Company’s most recent quarterly report on the Form 10-Q. Please revise the disclosure to remove the incorporation by reference language or clarify what additional information is meant to be incorporated by reference.

Response: The Company respectfully advises the Staff that it has revised the disclosure in the Prospectus in response to the Staff’s comment.

3.	On page 15 of the Prospectus, the Company includes language incorporating by reference additional information regarding Company’s price range of common stock, distributions and stockholders of record from the Company’ most recent annual report on the Form 10-K and Company’s most recent quarterly report on the Form 10-Q. At the same time, the Company includes information on the market, distributions and dividends in the same section of the Prospectus. Please clarify what additional information not included in the “Price Range of Common Stock and Distributions” is incorporated by reference from the Company’ most recent annual report on the Form 10-K and Company’s most recent quarterly report on the Form 10-Q.

Daniel Greenspan, Senior Counsel
Ken Ellington, Staff Accountant
August 19, 2022
Page 3

Response: The Company respectfully advises the Staff that it has revised the disclosure in the Prospectus in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:	Robert T. Ladd, Stellus Capital Investment Corporation Todd Huskinson, Stellus Capital Investment Corporation